FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending February 6, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

                                    Annex A


The information in this Report shall be deemed to be filed by GlaxoSmithKline plc (the "Company") with the Securities and Exchange Commission solely for purposes of incorporation by reference into the Company's Registration Statements on Form S-8 (File No. 333-13022, 333-88966 and 333-100388).

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 6, 2004                                    By: Victoria Llewellyn
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

GlaxoSmithKline Agrees To Settle Relafen Antitrust Litigation

London, Friday 6th February 2004

GlaxoSmithKline plc (GSK) today announced that it has agreed to settle a US antitrust case involving the nonsteroidal anti-inflammatory product Relafen. GSK will pay $175 million ((pound)100 million) in settlement of a class action lawsuit brought on behalf of direct purchasers, including pharmaceutical wholesalers.* The settlement is being submitted for review today to the U.S. District Court for the District of Massachusetts, where the case has been pending since 2001. GSK continues to believe that its actions were appropriate in obtaining and enforcing its patent for Relafen.

Similar actions from other plaintiffs in the Relafen antitrust matter, including claims made by Teva, chain drug stores and Eon Labs have also been settled, resulting in further payments from GSK. There remains outstanding a claim from a class of indirect purchasers, including consumers, which is scheduled for trial in June 2004.

The company's financial results for Q4 2003, to be announced on 12th February, will include a legal charge of approximately (pound)220 million, including provisions for both the settled and outstanding Relafen cases. Although this charge will adversely affect the company's earnings per share in the fourth quarter GSK's earnings guidance for 2003 remains high-single digit or better percentage growth in business performance earnings per share at constant exchange rates.

S M Bicknell
Company Secretary
6th February 2004

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better, and live longer. For company information and a copy of the company's product development pipeline, visit GSK at www.gsk.com.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2002.

* Further details of the case are available in the company's 2002 Annual Report (page 106).

Enquiries:

UK Media enquiries:            Martin Sutton            (020) 8047 5502
                               David Mawdsley           (020) 8047 5502
                               Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:            Nancy Pekarek            (215) 751 7709
                               Mary Anne Rhyne          (919) 483 2839
                               Patricia Seif            (215)  751 7709

European Analyst/Investor enquiries:
                               Duncan Learmouth         (020) 8047 5540
                               Anita Kidgell            (020) 8047 5542
                               Philip Thomson           (020) 8047 5543

US Analyst/ Investor enquiries:
                               Frank Murdolo            (215) 751 7002
                               Tom Curry                (215) 751 5419